Contact

www.linkedin.com/in/jeff-borsuk-a3b04323 (LinkedIn)

Top Skills

Social Media
Social Media Marketing
Digital Marketing

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Honors-Awards

Social Media / Best Integrated Campaign Led by Social - #PassionProject

The American Express #PassionProject

Best of Home, Shopping, & Other Markets

Jeff Borsuk

VP of Growth and Performance Marketing at Reel
Los Angeles Metropolitan Area

Summary

Creative, data-driven, hands-on marketer and player/coach with experience growing revenue, keeping CAC down, finding new ways to improve LTV, and trying to find effective channels that aren't called Facebook.

Channels: Paid Social, Paid Search, Influencer, CTV, Affiliate, Podcast/Radio, Direct Mail, Newsletter, OOH.

Work includes Startup E-Commerce, Subscription, Fortune 500, Professional Sports, Financial Services, Travel, Automotive, and Celebrity Brands.

Experience

Reel
VP of Growth and Performance Marketing
July 2021 - Present (2 years 4 months)

Lead all marketing and advertising across DTC, Amazon, and Retail.

#11 on Inc5000 2023 in Consumer Goods, #106 overall

Harper Wilde
Head of Growth
September 2018 - July 2021 (2 years 11 months)
Greater Los Angeles Area

Responsible for and focused on growth of the company through new customer acquisition and existing customer retention.

CLEAR (clearme.com)
4 years

Senior Marketing and Brand Manager
August 2016 - August 2018 (2 years 1 month)
Greater New York City Area

Managed:

Paid media (online and traditional)

Affiliate

Referral

Content

Experiential

& relationship with Lincoln Motor Company

Digital Marketing and Content Manager

September 2014 - August 2016 (2 years)

New York, New York

Digitas

2 years 4 months

Senior Account Executive of Social.Content

October 2013 - August 2014 (11 months)

New York, New York

- Client: American Express
- Daily social lead for all DigitasLBi-led campaigns.
- Crafted the strategy and wrote all social copy for campaigns surrounding Amex Entertainment and Sports Partnerships
- Managed the American Express Brand and Small Business YouTube channels and executed a subscriber growth strategies and tactics.
- Consulted on paid social strategies with Media teams to optimize Facebook placements, Promoted Trends & Tweets, and YouTube TrueView ads
- Identified influencers across social platforms to profile in the #PassionProject campaign, an award-winning content series that garnered over 13 million views
- Prepared and delivered weekly, monthly, and quarterly reports on YouTube, Facebook, and Twitter performance to clients
- Organized and ran Amex's first-ever social media Command Center for a major television broadcast event that included educating executive-level clients, real-time social listening, and responsive media optimizations

Associate of Community Management

May 2012 - October 2013 (1 year 6 months)

New York, New York

- Community manager for American Express
- Social copywriter for brand campaigns (Membership Effect, Sync), professional sport partnerships (NBA, NHL, PGA, US Open), fashion sponsorships (New York Fashion Week), & music initiatives (Unstaged, Early On Sale Tickets)

- Developed visual strategy & captured, curated, and edited social imagery for Facebook posts
- Created weekly performance reports for Facebook & Twitter. Utilized a wide array of online listening and analytic tools to find insights & optimize performance.
- Created quarterly and yearly YouTube performance reports with data from YouTube Insights and Google Analytics

Fanology Social
Community Management
February 2012 - May 2012 (4 months)
Culver City

Saatchi & Saatchi
Social Media Marketing
May 2011 - August 2011 (4 months)

Warner Bros. Records
Social Media Marketing
August 2010 - December 2010 (5 months)
Burbank, CA

TBWA Chiat Day
Energizer Battery and Principal Financial Account
June 2010 - August 2010 (3 months)

Hall & Partners
Microsoft Team Research Intern
May 2010 - August 2010 (4 months)

DecisionQuest
Summer Marketing Intern
May 2009 - August 2009 (4 months)
-Beta-tested a self-service Jury Consulting website
-Organized and tabulated a comprehensive Excel spreadsheet of law firms across the country
-Participated in trial research for high profile cases, assisting clients and recording data

Education

University of Southern California - Marshall School of Business

Bachelor of Science, Business Administration; Marketing